UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

UNISYS CORPORATION

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .
Commission file number 1-8729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UNISYS CORPORATION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UNISYS CORPORATION
801 Lakeview Dr., Suite 100
Blue Bell, Pennsylvania 19422

UNISYS CORPORATION SAVINGS PLAN

NOTE: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator
Unisys Corporation Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Unisys Corporation Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the 2016 financial statements as a whole.
/s/ KPMG LLP
Philadelphia, Pennsylvania
June 27, 2017

UNISYS CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016 AND 2015
(in thousands)

	2016	2015
Assets
Investments in Master Trust:
Investments at fair value	$1,189,649	$1,209,082
Investments at contract value	157,743	167,184
Total investments in Master Trust	1,347,392	1,376,266
Receivables:
Employer contributions receivable	523	594
Notes receivable from participants	6,605	7,787
Total receivables	7,128	8,381
Net assets available for benefits	$1,354,520	$1,384,647
See accompanying notes to financial statements.

UNISYS CORPORATION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2016 AND 2015
(in thousands)

	2016	2015
Additions to net assets attributed to:
Investment income:
Interest earned on notes receivable from participants	$374	$441
Net investment income (loss) from Master Trust	93,993	(18,990)
Total investment income (loss)	94,367	(18,549)
Contributions:
Employee	42,395	43,251
Employer	10,468	9,249
Total contributions	52,863	52,500
Other:
Revenue credit	970	1,331
Estate settlement	1,214	—
Transfer from Unisys Technical Services Savings Plan	2,891	—
Total additions	152,305	35,282
Deductions from net assets attributed to:
Benefits paid to participants	179,943	220,936
Transfer to Unisys Technical Services Savings Plan	2,418	—
Administrative and other expenses	71	64
Total deductions	182,432	221,000
Net decrease	(30,127)	(185,718)
Net assets available for benefits:
Beginning of year	1,384,647	1,570,365
End of year	$1,354,520	$1,384,647
See accompanying notes to financial statements.

UNISYS CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015
1.    PLAN DESCRIPTION
The Unisys Corporation Savings Plan (the Plan) is a defined contribution plan that covers non-bargaining employees paid from a United States payroll of Unisys Corporation (the Company) and bargaining unit employees whose collective bargaining agreement provides for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Participants should refer to the Plan document, the summary Plan description and subsequent summaries of material modifications, and their respective bargaining unit agreement, if applicable, for complete information.
On January 1, 2016, the Plan transferred $2.4 million to a new plan, the Unisys Technical Services Savings Plan, for employees in the Unisys Technical Services division. On December 30, 2016, the Unisys Technical Services Savings Plan transferred $2.9 million back to the Plan, as the employees in the Unisys Technical Services division were all transferred into the Unisys Savings Plan, and the Unisys Technical Services Savings Plan was closed.
Contributions — Each Plan year, participants may contribute up to 80% or 18% of their pretax eligible compensation up to the prescribed Internal Revenue Code of 1986, as amended (the Code) limit, depending on their classification as a non-highly compensated or highly compensated employee, respectively. Participants who are age 50 or older and meet certain other Plan requirements regarding contributions may make pretax catch-up contributions to the Plan. Participants may also make after-tax contributions up to 6% of their eligible compensation. Company matching contributions are equal to 50% of the first 6% of eligible compensation deferred by the participant on a pretax basis and are made in the form of cash or Company Common Stock (subject to Code limits), at the discretion of the Company. The Plan also allows for rollover contributions from eligible rollover plans as defined in the Code. For the years ended December 31, 2016 and 2015, the matching contributions were paid in cash.
Investment Options — Participants may elect to have their current contributions and existing account balances invested in certain investment options offered by the Plan. Information regarding the investment options is provided to each participant through electronic media, or printed media upon request, and prepared materials provided by the Company and in each investment fund’s prospectus.
Participant Accounts — Each participant’s account is credited with the participant’s contributions, matching contributions from the Company and allocations of Plan earnings (losses), and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is equal to the vested portion of his or her account.
Vesting — Plan participants are immediately vested in their account balances at all times.
Notes Receivable from Participants — Participants may borrow from their Plan accounts up to a maximum equal to the lesser of: (i) the lesser of $50,000 or 50% of their vested account balance; or (ii) the greater of $10,000, or one-half of the value of the vested portion of the employee’s accounts under all plans maintained by the Company and all affiliates. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of interest that is commercially reasonable, as determined by the Plan Administrator. A participant may not have more than one loan outstanding. Principal and interest is paid ratably through payroll deductions. Participant loans are classified as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. Notes Receivable outstanding at December 31, 2016 bear interest ranging from 4.25% to 10.25% per annum. As of December 31, 2016, note maturity dates ranged from January 2017 to October 2031.
Payment of Benefits — On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account, or in installments over one to twenty years, continue to hold their vested balance in the Plan (if it exceeds $1,000), or elect to roll over their balance into an eligible retirement plan as defined in the Code, including another qualified plan, the terms of which permit the acceptance of rollover distributions. Active participants may not elect to receive distributions in the form of an annuity or annual installments, and may receive in-service withdrawals in certain circumstances, as defined in the Plan document.
Administrative Fees — As provided in the Plan document, administrative fees may be paid either by the Plan or the Company. The Company has historically paid most of the operating expenses for the Plan. The administrative fees paid by the Plan consist of record keeping, legal, accounting, trustee, and other administrative fees.
Revenue Credit Program — The Plan provides for a revenue credit program in connection with revenue sharing with certain investment managers. The amounts may be used to pay Plan expenses or allocated to eligible participant accounts. The amount allocated to participant accounts for the years ended December 31, 2016 and 2015 was $0.9 million and $1.3 million, respectively.
Estate Settlement — The Plan held investment contracts with a company that was declared insolvent in 1991 and opted to receive liquidation payments from the estate. In 2016, the Plan received a distribution of $1.2 million.
Plan Termination — The Company has the right under the Plan to discontinue its matching contributions and/or to terminate the Plan at any time subject to the provisions of ERISA. As of December 31, 2016, the Company has not expressed any intent to terminate the Plan. In the event of Plan termination, participants remain 100% vested in their accounts.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) under the accrual basis of accounting, except for benefit distributions, which are recorded when paid.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value except those investments that are fully benefit-responsive investment contracts, which are stated at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end. The fair value of the participation units owned in the commingled pools are based on quoted redemption values on the last business day of the Plan year. Shares of the Company’s common stock are valued at the closing market price on the last day of the Plan year.
The Unisys Interest Income Fund includes investments in a short-term investment fund and synthetic guaranteed investment contracts issued principally by insurance companies and financial institutions. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of changes in net assets available for benefits are prepared on a contract value basis. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. All participant-initiated transactions with the Unisys Interest Income Fund are permitted at contract value. Withdrawals may not be transferred to competing (short-term bond) funds for 90 days. No other conditions, limits, or restrictions apply to participant-initiated transactions to or from the Unisys Interest Income Fund. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. The Plan Administrator does not believe that the occurrence of any of these events that would limit the Plan’s availability to transact at contract value is probable of occurring. No reserves have been provided or are considered necessary against contract values for credit risk of contract issuers or otherwise. Crediting interest rates as of December 31, 2016 and 2015 ranged from 0.38% to 1.42% and 0.20% to 1.35% per annum, respectively. Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or are reset monthly or quarterly. The average yield on the contracts was 1.37% and 1.26% per annum for 2016 and 2015, respectively.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are recorded on the ex-dividend date.

3.    ACCOUNTING STANDARDS

Effective January 1, 2016, the Plan adopted Accounting Standards Update (ASU) 2015-07, "Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent)," issued by the Financial Accounting Standards Board (FASB). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, "Fair Value Measurement." Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. Adoption of this new guidance had no impact on the Plan's financial statements or notes to financial statements.

Effective for the annual reporting period ended December 31, 2016, the Plan adopted ASU 2014-15, "Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern," issued by the FASB which requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern for each annual and interim reporting period. If substantial doubt exists, additional disclosure is required. Adoption of this new guidance had no impact on the Plan's financial statements or notes to financial statements.

In February 2017, the FASB issued ASU 2017-06, "Employee Benefit Plan Master Trust Reporting," which clarifies how employee benefit plans will present and disclose investments in master trusts. ASU 2017-06 should be applied retrospectively to each period for which financial statements are presented and is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. Management is currently evaluating this guidance and does not expect it to have a material impact on the Plan's financial statements.
4.    INVESTMENTS
The Plan’s investments at December 31, 2016 and 2015 were held in trust with Fidelity Management Trust Company (the Trustee).
The Plan had a greater than 99.9% interest in the Unisys Corporation Savings Plan Master Trust (the Master Trust) at December 31, 2016 and 2015. The remaining amounts in the Master Trust related to the Unisys Puerto Rico Savings Plan were $16 thousand and $11 thousand, respectively. As of December 31, the net assets of the Master Trust were as follows (in thousands):

	2016	2015
Mutual funds:
Balanced	$618,133	$627,283
Equity	229,011	463,240
Bonds	63,163	60,048
Money market	29,983	30,648
Common collective trusts	226,208	10,244
Unisys Common Stock Funds	23,167	17,630
Unisys Interest Income Fund (at contract value)	157,743	167,184
Net assets	$1,347,408	$1,376,277

Changes in the net assets of the Master Trust for the years ended December 31, 2016 and 2015, were as follows (in thousands):

	2016	2015
Interest and dividends	$37,343	$67,390
Appreciation (depreciation) of Mutual Funds	47,708	(57,588)
Appreciation in Common Collective Trusts	2,202	311
Appreciation (depreciation) of Unisys Common Stock Funds	6,759	(29,121)
Net increase (decrease) before transfers	94,012	(19,008)
Transfers in	58,761	56,395
Transfers out	(182,065)	(223,478)
Net decrease in net assets	(29,292)	(186,091)
Net assets:
Beginning of year	1,376,700	1,562,791
End of year	$1,347,408	$1,376,700
5.    FAIR VALUE MEASUREMENT
Accounting rules have established a fair value hierarchy that requires the use of observable inputs when measuring fair value, but allows for unobservable inputs when observable inputs do not exist. The following provides a description of the three levels of inputs used to measure fair value and the types of Plan investments.
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.
Common Stock and Mutual Funds (excluding Money Market Fund) — These investments are valued using quoted prices in an active market. Units of registered investment companies are public investment securities valued using the readily determinable fair value (RDFV) provided by the Trustee. The fair value per share for these funds are published and are the basis for current transactions.
Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.
Money Market Fund and Common Collective Trusts — These investments are public investment securities valued using the RDFV provided by the Trustee. The fair value per share for these funds are published and are the basis for current transactions.
Level 3: Unobservable inputs for the asset or liability.
The Plan has no Level 3 investments.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the measurement date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value at December 31, 2016 (in thousands):

	Fair value	Level 1	Level 2
Investments in the Master Trust
Mutual funds:
Balanced	$618,133	$618,133	$—
Equity	229,011	229,011	—
Bonds	63,163	63,163	—
Money market	29,983	—	29,983
Common collective trusts	226,208	—	226,208
Unisys Common Stock Funds	23,167	23,167	—
Total Investments in the Master Trust	$1,189,665	$933,474	$256,191
The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value at December 31, 2015 (in thousands):

	Fair value	Level 1	Level 2
Investments in the Master Trust
Mutual funds:
Balanced	$627,283	$627,283	$—
Equity	463,240	463,240	—
Bonds	60,048	60,048	—
Money market	30,648	—	30,648
Common collective trusts	10,244	—	10,244
Unisys Common Stock Funds	17,630	17,630	—
Total Investments in the Master Trust	$1,209,093	$1,168,201	$40,892
For the years ended December 31, 2016 and 2015, there were no transfers of assets between levels within the fair value hierarchy.
6.    TAX STATUS OF THE PLAN
The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated May 4, 2015, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation.
The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code; therefore, the Plan Administrator has not identified any uncertain tax positions which would require adjustment to or disclosure in the Plan’s financial statements. The IRS has the ability to examine the Plan’s tax return filings for all open tax years, which is generally the three prior years.
7.     RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market conditions, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. Market volatility associated with certain investments held by the Plan could impact the value of investments after the date of these financial statements.
8.    RELATED-PARTY TRANSACTIONS AND PARTY-IN-INTEREST
Certain Plan investments are shares of registered investment companies managed by Fidelity Management Research Company or one of its affiliates. The Master Trust also holds shares of Common Stock of the Company. At December 31,

2016 and 2015, the Master Trust held 1,525,628 and 1,575,235 shares of Unisys Common Stock in the Unisys Stock Fund, respectively. These transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.
9.    DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
There were no reconciling items for 2016.
The following table is a reconciliation of net investment loss per the financial statements to the Form 5500 (in thousands):

2015
Net investment loss per the financial statements	$(18,549)
Reversal of prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,549)
Investment loss per the Form 5500	$(20,098)
10.    SUBSEQUENT EVENTS
The Company has evaluated subsequent events since the date of these financial statements through June 27, 2017, the date the financial statements were issued. Management has determined there are no material subsequent events which require adjustment to or additional disclosure in the Plan's financial statements.

UNISYS CORPORATION SAVINGS PLAN

SUPPLEMENTAL INFORMATION

UNISYS CORPORATION SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, number of shares, rate of interest, par or no par, maturity value	Cost	Current value
* Participant Loans	Interest rates from 4.25% to 10.25% per annum with maturities from 2017 to 2031	$—	$6,604,766
* Denotes party in interest
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNISYS CORPORATION SAVINGS PLAN

UNISYS CORPORATION

Date:	June 27, 2017	By:	/s/ Michael M. Thomson
Michael M. Thomson
Vice President and
Corporate Controller
(Principal Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm